Co Regn No: 199802418D

SembCorp Industries

RECEIVED

2006 AUG 15 P 1:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

7 August 2006

06016038

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**SembCorp Industries Ltd**
**Rule 12g3-2(b) file No. 825109**

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

**SembCorp Industries Ltd** 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

SembCorp Industries

**SEMBCORP REPORTS RECORD PROFIT of $567.9 MILLION at 1H2006**

- **Group PATMI up 287% to $567.9 million**
- **Efforts to streamline Group focus pay off with earnings from continuing operations up 48% to $166.8 million (PATMI before EI)**

**Singapore, August 7, 2006** - SembCorp Industries (SembCorp) delivered a solid first half 2006 performance with strong earnings growth. Group Profit After Tax and Minority Interest (PATMI) reached a record $567.9 million, while PATMI before exceptional items (EI) from continuing operations saw a strong growth of 48% to $166.8 million on the back of a 38% rise in turnover to $3.6 billion.

Of the Group's continuing operations, the Utilities and Marine Engineering businesses contributed close to 90% of the Group PATMI. Utilities' PATMI grew 31% to $92.7 million, underpinned by recurring earnings from Singapore, strong performance of its UK and Vietnam operations as well as improved performance of the Offshore Engineering unit. Meanwhile, Marine Engineering's contribution to Group PATMI before EI grew 53% to $55.1 million boosted by higher operating margins from rig-building and ship repair businesses.

"Our efforts to restructure and further streamline our focus have made 2006 a landmark year for the Group. With the divestment of our Logistics and Engineering and Construction businesses, SembCorp is now focused on centralised utilities & energy, environmental management and marine & offshore engineering. Going forward, and given the strong fundamentals of our core businesses coupled with favourable industry prospects; our company is in a good position to actively capitalise on opportunities and grow," commented Mr Tang Kin Fei, Group President & CEO.

**SembCorp's FY2006 Outlook**

With the exceptional gains recorded to-date, the Group's overall performance for 2006 is expected to be substantially better than that of 2005.

**Highlights for SembCorp's 1H2006 Financial Results**

- **Record Group PATMI at $567.9 million, up 287%**

- **Strong Earnings Growth from Continuing Operations**
  - Turnover of $3.6 billion, up 38%
  - PATMI before EI of $166.8 million, up 48%

- **Sound Business Fundamentals**
  - Recurring earnings from Utilities
  - Strong growth from Marine

- **Healthy Balance Sheet**
  - Net cash position
  - Interest cover at 15 times

- End -

**Issued by: SembCorp Industries Ltd** *(Company Registration No. 199802418D)*

**For analysts and press queries, please contact:**

April LEE (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com.sg

NG Lay San (Ms)
Senior Manager
Group Corporate Relations
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

**About SembCorp Industries**

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities & energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine & offshore engineering and also a provider of environmental management services in the region.

SembCorp Industries has total assets of S$6.9 billion and employs more than 8,000 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SEMBCORP INDUSTRIES LTD |
| Company Registration No. | 199802418D |
| Announcement submitted on behalf of | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted with respect to * | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted by * | Kwong Sook May |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 03-Aug-2006 11:14:33 |
| Announcement No. | 00032 |

***>> Announcement Details***

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | NOTICE OF DATE OF RELEASE FOR SEMBCORP INDUSTRIES' 2Q 2006 FINANCIAL RESULTS |
| Description | Singapore, August 3, 2006 - SembCorp Industries is pleased to announce that the second quarter 2006 financial results will be released on Monday, August 7, 2006 after trading hours.<br><br>This Notice will be updated should there be any amendments.<br><br>For further information, please contact:<br><br>Ms April Lee<br>Vice President<br>Group Corporate Relations<br>DID : +65 6723 3160<br>Email : april.lee@sembcorp.com.sg |
| **Attachments:** | Total size = **0**<br>(2048K size limit recommended) |

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SembCorp Industries

**SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES**
**Registration Number: 199802418D**

**SECOND QUARTER AND FIRST HALF 2006 FINANCIAL STATEMENT & DIVIDEND ANNOUNCEMENT**

**TABLE OF CONTENTS**

## SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

## UNAUDITED RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2006

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the second quarter and the first half ended June 30, 2006.

### 1. GROUP PROFIT AND LOSS STATEMENT

| | GROUP | | | GROUP | | |
|---|---|---|---|---|---|---|
| | 2Q06 $'000 | 2Q05 $'000 | + / (-) % | 1H06 $'000 | 1H05 $'000 | + / (-) % |
| **Continuing operations** | | | | | | |
| **Turnover** | **2,075,742** | **1,365,088** | **52.1** | **3,556,479** | **2,582,449** | **37.7** |
| Cost of sales | (1,906,655) | (1,226,554) | 55.4 | (3,214,389) | (2,327,272) | 38.1 |
| Gross profit | 169,087 | 138,534 | 22.1 | 342,090 | 255,177 | 34.1 |
| General & administrative expenses | (47,576) | (52,092) | (8.7) | (96,401) | (96,604) | (0.2) |
| Non-operating income (net) | 19,113 | 17,018 | 12.3 | 21,913 | 17,383 | 26.1 |
| Finance costs | (12,459) | (12,121) | 2.8 | (24,522) | (30,572) | (19.8) |
| Share of results of: | | | | | | |
| - Associates | 8,613 | 11,899 | (27.6) | 19,656 | 19,293 | 1.9 |
| - Joint ventures | 9,601 | 6,224 | 54.3 | 15,310 | 12,845 | 19.2 |
| **Profit from continuing operations before income tax expense** | **146,379** | **109,462** | **33.7** | **278,046** | **177,522** | **56.6** |
| Income tax expense | (29,685) | (23,667) | 25.4 | (59,351) | (36,213) | 63.9 |
| **Profit after taxation from continuing operations** | **116,694** | **85,795** | **36.0** | **218,695** | **141,309** | **54.8** |
| **Discontinued operations*** | | | | | | |
| Profit for the period from discontinued operations (See note 9) | (351) | 16,305 | NM | 14,246 | 42,458 | (66.4) |
| **Profit for the period before exceptional items** | **116,343** | **102,100** | **14.0** | **232,941** | **183,767** | **26.8** |
| Exceptional items (See note 1b) | (1,515) | 1,448 | NM | 396,801 | 18,048 | 2,098.6 |
| **Profit for the period** | **114,828** | **103,548** | **10.9** | **629,742** | **201,815** | **212.0** |
| **Attributable to:** | | | | | | |
| Shareholders of the Company | | | | | | |
| Net profit from continuing operations | 91,208 | 64,677 | 41.0 | 166,753 | 112,947 | 47.6 |
| Net (loss) / profit from discontinued operations | (369) | 8,241 | NM | 7,680 | 18,761 | (59.1) |
| Exceptional items (See note 1b) | (4,866) | 1,448 | NM | 393,450 | 14,988 | 2,525.1 |
| | **85,973** | **74,366** | **15.6** | **567,883** | **146,696** | **287.1** |
| Minority interests | 28,855 | 29,182 | (1.1) | 61,859 | 55,119 | 12.2 |
| | **114,828** | **103,548** | **10.9** | **629,742** | **201,815** | **212.0** |
| **Earnings / (Loss) per ordinary shares (cents)** | | | | | | |
| **Before exceptional items** | | | | | | |
| -basic | | | | | | |
| (a) Continuing operations | 5.19 | 3.67 | 41.6 | 9.51 | 6.29 | 51.3 |
| (b) Discontinued operations | (0.02) | 0.47 | NM | 0.44 | 1.04 | (58.1) |
| -diluted | | | | | | |
| (a) Continuing operations | 5.15 | 3.63 | 41.9 | 9.43 | 6.23 | 51.3 |
| (b) Discontinued operations | (0.02) | 0.46 | NM | 0.43 | 1.04 | (58.0) |
| **After exceptional items** | | | | | | |
| -basic | 4.89 | 4.22 | 16.1 | 32.39 | 8.16 | 296.7 |
| -diluted | 4.85 | 4.17 | 16.3 | 32.11 | 8.09 | 296.7 |

NM - Not Meaningful

* Discontinued operations are Group's interests in SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd ("discontinued operations"), which were disposed on April 3 and June 2, 2006 respectively.

## Notes to Group Profit and Loss Statement:

**1a. Profit for the period before exceptional items is arrived at after (charging)/crediting the following significant items:**

| | GROUP | | GROUP | |
|---|---|---|---|---|
| | 2Q06 $'000 | 2Q05 $'000 | 1H06 $'000 | 1H05 $'000 |
| Depreciation and amortisation | (43,348) | (47,737) | (89,015) | (92,688) |
| Allowance made for doubtful debts & bad debts written off (net) | (446) | (1,623) | (480) | (3,645) |
| Allowance written back / (made) for impairment in value of assets (net) | 3 | (3,617) | (6,103) | (3,614) |
| Share based payment expenses | (3,294) | (2,878) | (9,273) | (5,233) |
| Interest income | 10,608 | 6,818 | 19,210 | 15,491 |
| Dividend income | 4,966 | 1,265 | 5,043 | 1,310 |
| Other income | 10,717 | 5,623 | 21,279 | 11,896 |
| Profit on sale of property, plant & equipment | 871 | 3,886 | 740 | 4,007 |
| Gain on disposal of investments | 13,017 | 1,006 | 13,990 | 2,163 |
| Foreign exchange (loss) / gain | (8,110) | 6,920 | (17,059) | 3,372 |
| Finance costs | (12,547) | (12,755) | (25,006) | (32,614) |

**1b. Exceptional items comprise:**

| | | | | |
|---|---|---|---|---|
| Net gain on disposals of subsidiaries and associates | 689 | 29,608 | 464,005 | 46,208 |
| Additional charge arising from final settlement on Solitaire | - | - | (65,000) | - |
| Unrealised foreign exchange loss relating to an amount accumulated in connection with the Solitaire arbitration | - | (21,674) | - | (21,674) |
| | 689 | 7,934 | 399,005 | 24,534 |
| Less: Income tax expense | (2,204) | (6,486) | (2,204) | (6,486) |
| | (1,515) | 1,448 | 396,801 | 18,048 |
| Less: Minority interests | (3,351) | - | (3,351) | (3,060) |
| Net exceptional items | (4,866) | 1,448 | 393,450 | 14,988 |

**1c. Taxation**

The Group's tax charge for 2Q06 included under provision of tax in respect of prior year of $243,000 (2Q05: $272,000).

The Group's tax charge for 1H06 included Group Tax Relief of $10,000 (1H05: $2,710,000) and write back of over provision of tax in respect of prior year of $12,000 (1H05: $2,425,000).

**1d. Earnings per ordinary share**

| | Group | | | Group | | |
|---|---|---|---|---|---|---|
| Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company: | **2Q06** | **2Q05** | **+ / (-) %** | **1H06** | **1H05** | **+ / (-) %** |
| (i) Based on the weighted average number of shares (in cents) | | | | | | |
| (a) Continuing operations | 5.19 | 3.67 | 41.6 | 9.51 | 6.29 | 51.3 |
| (b) Discontinued operations | (0.02) | 0.47 | NM | 0.44 | 1.04 | (58.1) |
| (c) After exceptional items | 4.89 | 4.22 | 16.1 | 32.39 | 8.16 | 296.7 |
| - Weighted average number of shares (in million) | 1,757.6 | 1,764.3 | (0.4) | 1,753.5 | 1,797.0 | (2.4) |
| (ii) On a fully diluted basis (in cents) | | | | | | |
| (a) Continuing operations | 5.15 | 3.63 | 41.9 | 9.43 | 6.23 | 51.3 |
| (b) Discontinued operations | (0.02) | 0.46 | NM | 0.43 | 1.04 | (58.0) |
| (c) After exceptional items | 4.85 | 4.17 | 16.3 | 32.11 | 8.09 | 296.7 |
| - Adjusted weighted average number of shares (in million) | 1,770.8 | 1,782.0 | (0.6) | 1,768.7 | 1,812.6 | (2.4) |

## 2. BALANCE SHEETS

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | As at 30/06/2006 | As at 31/12/2005 | As at 30/06/2006 | As at 31/12/2005 |
| | $000 | $000 | $000 | $000 |
| **Equity attributable to shareholders of the Company:-** | | | | |
| Share Capital | 769,827 | 436,603 | 769,827 | 436,603 |
| Other reserves | 457,314 | 419,286 | 3,488 | 316,062 |
| Accumulated profits | 1,309,290 | 1,143,729 | 731,370 | 542,643 |
| | 2,536,431 | 1,999,618 | 1,504,685 | 1,295,308 |
| **Minority interests** | 547,500 | 845,041 | - | - |
| Total equity | 3,083,931 | 2,844,659 | 1,504,685 | 1,295,308 |
| **Non-current assets** | | | | |
| Property, plant & equipment | 2,296,601 | 2,627,380 | 1,817 | 997 |
| Investments in subsidiaries | - | - | 1,462,045 | 2,275,587 |
| Interests in associates | 440,309 | 294,755 | - | - |
| Interests in joint ventures | 250,721 | 431,711 | - | - |
| Other financial assets | 113,295 | 121,373 | - | - |
| Long term receivables and prepayments | 68,698 | 146,152 | - | - |
| Intangible assets | 108,333 | 150,765 | 90 | 90 |
| Deferred tax assets | 18,526 | 26,285 | - | - |
| | 3,296,483 | 3,798,421 | 1,463,952 | 2,276,674 |
| **Current assets** | | | | |
| Inventories and work-in-progress | 1,265,697 | 863,612 | - | - |
| Trade and other receivables | 1,115,381 | 1,373,647 | 110,109 | 84,808 |
| Asset held for sale | - | 52,230 | - | - |
| Bank balances, fixed deposits and cash | 1,191,657 | 1,231,281 | 355,595 | 10,503 |
| | 3,572,735 | 3,520,770 | 465,704 | 95,311 |
| **Current liabilities** | | | | |
| Trade and other payables | 1,787,059 | 1,926,504 | 261,318 | 924,454 |
| Excess of progress billings over work-in-progress | 449,993 | 389,837 | - | - |
| Provisions | 29,971 | 639,900 | 12,000 | - |
| Employee benefits | 1,458 | 6,089 | 1,458 | 2,028 |
| Current tax payable | 99,633 | 104,683 | - | - |
| Interest-bearing borrowings | 63,373 | 149,383 | - | - |
| | 2,431,487 | 3,216,396 | 274,776 | 926,482 |
| **Net current assets/(liabilities)** | 1,141,248 | 304,374 | 190,928 | (831,171) |
| | 4,437,731 | 4,102,795 | 1,654,880 | 1,445,503 |
| **Non-current liabilities** | | | | |
| Deferred tax liabilities | 239,446 | 220,095 | 195 | 195 |
| Provisions | 4,899 | 8,977 | - | - |
| Employee benefits | 32,843 | 42,035 | - | - |
| Interest-bearing borrowings | 1,004,081 | 908,686 | 150,000 | 150,000 |
| Other long-term liabilities | 72,531 | 78,343 | - | - |
| | 1,353,800 | 1,258,136 | 150,195 | 150,195 |
| | 3,083,931 | 2,844,659 | 1,504,685 | 1,295,308 |

## Notes to Group Balance Sheets:

### 2a. Group's borrowings and debt securities

| | | As at 30/6/2006<br>$'000 | As at 31/12/2005<br>$'000 |
|---|---|---|---|
| (i) | Amount repayable in one year or less, or on demand | | |
| | Secured | 58,035 | 44,238 |
| | Unsecured | 11,769 | 140,838 |
| | | 69,804 | 185,076 |
| (ii) | Amount repayable after one year | | |
| | Secured | 503,186 | 393,568 |
| | Unsecured | 509,102 | 526,994 |
| | | 1,012,288 | 920,562 |
| | Total | 1,082,092 | 1,105,638 |

(iii) Details of any collaterals

The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $972 million (31/12/2005: $1,006 million).

### 2b. Net asset value

| | Group | | Company | |
|---|---|---|---|---|
| | 30/06/2006 | 31/12/2005 | 30/06/2006 | 31/12/2005 |
| Net asset value per ordinary share based on issued share capital at the end of the financial period/year (in $) | 1.44 | 1.14 | 0.86 | 0.74 |
| Net tangible asset value per ordinary share based on issued share capital at the end of the financial period/year (in $) | 1.38 | 1.06 | 0.86 | 0.74 |

### 2c. Notes to Balance Sheet

**Group**

Due to the disposal of SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd in April and June 2006 respectively, the Group has ceased to consolidate these entities. As such, most balance sheet items as at June 30, 2006 are lower than December 31, 2005.

The increase in share capital is due to the transfer of share premium account to the share capital arising from the amendments in the Companies (Amendment) Act 2005. (See note 4c.) The decrease in Minority Interests is due to the disposal of SembCorp Logistics Ltd.

The increase in interests in associates and the corresponding decrease in interests in joint ventures is mainly due to the Group's rationalisation of its Riau investments (previously held under joint ventures) through the consolidation of these investments under an associate, Gallant Venture Ltd, an entity listed on SGX – SESDAQ

Inventories and work-in-progress increased as more projects were undertaken by Marine SBU.

Provisions decreased as the Group has made payment for the full and final settlement of the Solitaire arbitration.

**Company**

The decrease in Investment in Subsidiaries is due to the disposal of SembCorp Logistics Ltd and SembCorp Engineers and Contractors Pte Ltd and accordingly the proceeds from these divestments have resulted in an increase in the bank and cash balances.

The decrease in trade & other payables is due to the settlement of intercompany balances during the period.

## 3. CONSOLIDATED CASH FLOW STATEMENT

| | GROUP | | GROUP | |
|---|---|---|---|---|
| | 2Q06 | 2Q05 | 1H06 | 1H05 |
| | $'000 | $'000 | $'000 | $'000 |
| **Cash flows from Operating Activities** | | | | |
| Profit before income tax expense | 146,545 | 139,186 | 694,521 | 253,885 |
| Adjustment for : | | | | |
| Dividend and interest income | (15,574) | (8,083) | (24,253) | (16,801) |
| Finance costs | 12,547 | 12,755 | 25,006 | 32,614 |
| Depreciation and amortisation | 43,348 | 47,737 | 89,015 | 92,688 |
| Share of results of associated companies and joint ventures | (18,207) | (21,864) | (41,644) | (42,052) |
| Profit on sale of property, plant and equipment | (871) | (3,886) | (740) | (4,007) |
| Gain on disposal of investments | (13,705) | (30,614) | (477,994) | (48,371) |
| Allowance made for doubtful debts and bad debts written off (net) | 446 | 1,623 | 480 | 3,645 |
| Changes in fair value of financial instruments and hedge items | 6,063 | 4,447 | 7,029 | 5,543 |
| Share based payment expenses | 3,294 | 2,878 | 9,273 | 5,233 |
| Additional charge arising from final settlement on Solitaire | - | - | 65,000 | - |
| Allowance (written-back) / made for impairment in value of asset | (3) | 3,617 | 6,103 | 3,614 |
| Operating profit before working capital changes | 163,883 | 147,796 | 351,796 | 285,991 |
| Changes in working capital: | | | | |
| Inventories and work-in-progress | (168,918) | (207,283) | (516,679) | (33,171) |
| Receivables | 8,718 | (72,288) | (110,958) | (63,387) |
| Payables | 200,447 | 180,924 | 595,557 | 272,349 |
| Payment for Solitaire settlement | (682,700) | - | (682,700) | - |
| | (478,570) | 49,149 | (362,984) | 461,782 |
| Income tax paid | (22,570) | (19,185) | (23,593) | (21,466) |
| Net cash (outflow) / inflow from operating activities | (501,140) | 29,964 | (386,577) | 440,316 |
| **Cash flows from Investing Activities** | | | | |
| Dividend and interest received | 19,081 | 11,638 | 28,221 | 25,455 |
| Cash flows on disposal of subsidiaries, net of cash disposed (see note 3.1) | 837,420 | - | 490,401 | - |
| Proceeds from disposal of associates and joint ventures | 295,416 | 44,488 | 295,416 | 91,737 |
| Proceeds from disposals of investments | 5,666 | 85,226 | 6,659 | 87,585 |
| Proceeds from disposal of property, plant and equipment | 1,393 | 18,680 | 3,246 | 19,040 |
| Payment for the acquisition of a subsidiary | - | - | - | (6,616) |
| Acquisition of associates and joint ventures | (275,642) | - | (275,642) | (47,456) |
| Purchase of property, plant and equipment | (114,462) | (72,502) | (198,826) | (112,403) |
| Payment for intangible assets | (61) | (229) | (470) | (685) |
| Net cash inflow from investing activities | 768,811 | 87,301 | 349,005 | 56,657 |
| **Cash flows from Financing Activities** | | | | |
| Proceeds from share issue | 11,225 | 17,282 | 19,605 | 24,104 |
| Proceeds from share issue to minority shareholders of subsidiaries | 8,904 | 7,872 | 22,166 | 21,488 |
| Net increase / (decrease) in bank borrowings | 98,893 | 134,086 | 103,173 | (446,527) |
| Net increase / (decrease) in other long term liabilities | 9,222 | (5,304) | 15,789 | (6,310) |
| Capital reduction paid to shareholder of the Company | - | (214,797) | - | (214,797) |
| Capital reduction paid to minority shareholders of a subsidiary | - | (98,882) | - | (98,882) |
| Dividend paid to shareholders of the Company | (91,344) | (73,379) | (91,344) | (164,701) |
| Dividends paid to minority shareholders of subsidiaries | (35,574) | (43,133) | (44,524) | (339,702) |
| Interest paid | (16,337) | (17,980) | (28,098) | (35,581) |
| Net cash outflow from financing activities | (15,011) | (294,235) | (3,233) | (1,260,908) |
| **Net increase / (decrease) in cash and cash equivalents** | 252,660 | (176,970) | (40,805) | (763,935) |
| **Cash and cash equivalents at beginning of the period** | 940,345 | 1,515,002 | 1,230,902 | 2,099,962 |
| Effects of exchange rate changes on cash and equivalents | (3,925) | (4,238) | (1,017) | (2,233) |
| **Cash and cash equivalents at end of the period (See note 3.2)** | 1,189,080 | 1,333,794 | 1,189,080 | 1,333,794 |

## 3. GROUP CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

### 3.1 Cash flows on disposal of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries disposed were as follows:

| | GROUP | | GROUP | |
|---|---|---|---|---|
| | 2Q06 $'000 | 2Q05 $'000 | 1H06 $'000 | 1H05 $'000 |
| Non-current assets | 331,876 | - | 596,963 | - |
| Net current (liabilities) / assets | (75,264) | - | 270,151 | - |
| Non-current liabilities | (22,585) | - | (47,598) | - |
| Minority Interest | (33,515) | - | (291,891) | - |
| Profit on disposal | 689 | - | 464,005 | - |
| Currency translation reserve | (4,399) | - | (1,529) | - |
| Total cash consideration | 196,802 | - | 990,101 | - |
| Less: Consideration for disposal of Logistics in 1Q06 received | 793,299 | - | - | - |
| Less : Amount retained as other financial assets | (4,800) | - | (4,800) | - |
| Less: Cash & bank balances of subsidiary disposed | (147,881) | - | (494,900) | - |
| Cash flows on disposal of subsidiary, net of cash disposed | 837,420 | - | 490,401 | - |

### 3.2 Cash and cash equivalents

Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

| | GROUP | |
|---|---|---|
| Breakdown for Cash & Cash Equivalents: | 1H06 $'000 | 1H05 $'000 |
| Bank balances, fixed deposits and cash | 1,191,657 | 1,333,794 |
| Bank overdrafts | (2,577) | - |
| | 1,189,080 | 1,333,794 |

# 4. STATEMENTS OF CHANGES IN EQUITY

## 4a. Statements of Changes in Equity for the Group

| | Attributable to shareholders of the Company | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Share Capital | Share Premium | Merger Reserve | Other Reserves | Currency Translation Reserve | Accumulated Profits | Total | Minority Interests | Total Equity |
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **1Q06** | | | | | | | | | |
| At January 1, 2006 | 436,603 | 313,618 | 29,201 | 62,275 | 14,192 | 1,143,729 | 1,999,618 | 845,041 | 2,844,659 |
| Transfer to share capital (see note 4(c)) | 313,618 | (313,618) | - | | - | - | - | - | - |
| Translation adjustments | - | - | - | - | (15,802) | - | (15,802) | (3,805) | (19,607) |
| Net fair value changes on available for sale financial assets, net of deferred taxes | - | - | - | 5,137 | - | - | 5,137 | 3,184 | 8,321 |
| Net fair value changes on cash flow hedges | - | - | - | 31,888 | - | - | 31,888 | 50 | 31,938 |
| Share of reserve of associates and joint venture companies | - | - | - | - | - | (2,543) | (2,543) | - | (2,543) |
| Realisation of reserve upon disposal of investments and changes in group structure | - | - | - | 312,755 | 2,870 | (313,138) | 2,487 | (245,363) | (242,876) |
| Net gain / (loss) recognised directly in equity | 313,618 | (313,618) | - | 349,780 | (12,932) | (315,681) | 21,167 | (245,934) | (224,767) |
| Profit for the period | - | - | - | - | - | 481,910 | 481,910 | 33,004 | 514,914 |
| Total gain / (loss) recognised for the period | 313,618 | (313,618) | - | 349,780 | (12,932) | 166,229 | 503,077 | (212,930) | 290,147 |
| Issue of shares under Share Option Plan | 8,380 | - | - | - | - | - | 8,380 | - | 8,380 |
| Share based payment | - | - | - | 4,246 | - | - | 4,246 | 515 | 4,761 |
| Dividend paid | - | - | - | - | - | - | - | (8,950) | (8,950) |
| At March 31, 2006 | 758,601 | - | 29,201 | 416,301 | 1,260 | 1,309,958 | 2,515,321 | 623,676 | 3,138,997 |
| **2Q06** | | | | | | | | | |
| Translation adjustments | - | - | - | - | 4,338 | - | 4,338 | (2,287) | 2,051 |
| Net fair value changes on available for sale financial assets, net of deferred taxes | - | - | - | 967 | - | - | 967 | 634 | 1,601 |
| Net fair value changes on cash flow hedges | - | - | - | (7,722) | - | - | (7,722) | (87) | (7,809) |
| Realisation of reserve upon disposal of investments and changes in group structure | - | - | - | 19,931 | (9,744) | 4,703 | 14,890 | (68,104) | (53,214) |
| Net gain / (loss) recognised directly in equity | - | - | - | 13,176 | (5,406) | 4,703 | 12,473 | (69,844) | (57,371) |
| Profit for the period | - | - | - | - | - | 85,973 | 85,973 | 28,855 | 114,828 |
| Total gain / (loss) recognised for the period | - | - | - | 13,176 | (5,406) | 90,676 | 98,446 | (40,989) | 57,457 |
| Issue of shares under Share Option Plan | 11,226 | - | - | - | - | - | 11,226 | - | 11,226 |
| Share based payment | - | - | - | 2,782 | - | - | 2,782 | 387 | 3,169 |
| Dividend paid | - | - | - | - | - | (91,344) | (91,344) | (35,574) | (126,918) |
| At June 30, 2006 | 769,827 | - | 29,201 | 432,259 | (4,146) | 1,309,290 | 2,536,431 | 547,500 | 3,083,931 |
| **1Q05** | | | | | | | | | |
| At January 1, 2005 | 456,623 | 296,628 | 29,201 | 48,974 | 31,463 | 1,084,869 | 1,947,758 | 852,495 | 2,800,253 |
| Translation adjustments | - | - | - | - | (8,098) | - | (8,098) | (1,070) | (9,168) |
| Net fair value changes on available for sale financial assets, net of deferred taxes | - | - | - | 10,569 | - | - | 10,569 | 5,210 | 15,779 |
| Net fair value changes on cash flow hedges | - | - | - | 1,798 | - | - | 1,798 | (1,023) | 775 |
| Realisation of reserve upon disposal of investments and changes in group structure | - | - | - | (1,121) | (876) | (1) | (1,998) | 12,597 | 10,599 |
| Net gain / (loss) recognised directly in equity | - | - | - | 11,246 | (8,974) | (1) | 2,271 | 15,714 | 17,985 |
| Profit for the period | - | - | - | - | - | 72,330 | 72,330 | 25,937 | 98,267 |
| Total gain / (loss) recognised for the period | - | - | - | 11,246 | (8,974) | 72,329 | 74,601 | 41,651 | 116,252 |
| Issue of shares under Share Option Plan | 1,222 | 5,600 | - | - | - | - | 6,822 | - | 6,822 |
| Share based payment | - | - | - | 1,554 | - | - | 1,554 | 320 | 1,874 |
| At March 31, 2005 | 457,845 | 302,228 | 29,201 | 61,774 | 22,489 | 1,157,198 | 2,030,735 | 894,466 | 2,925,201 |
| **2Q05** | | | | | | | | | |
| Translation adjustments | - | - | - | - | 2,639 | - | 2,639 | 4,240 | 6,879 |
| Net fair value changes on available for sale financial assets, net of deferred taxes | - | - | - | 11,134 | - | - | 11,134 | 6,398 | 17,532 |
| Net fair value changes on cash flow hedges | - | - | - | (7,562) | - | - | (7,562) | 273 | (7,289) |
| Realisation of reserve upon disposal of investments and changes in group structure | - | - | - | 1,376 | (674) | (5,624) | (4,922) | 7,912 | 2,990 |
| Net gain / (loss) recognised directly in equity | - | - | - | 4,948 | 1,965 | (5,624) | 1,289 | 18,823 | 20,112 |
| Profit for the period | - | - | - | - | - | 74,366 | 74,366 | 29,182 | 103,548 |
| Total gain / (loss) recognised for the period | - | - | - | 4,948 | 1,965 | 68,742 | 75,655 | 48,005 | 123,660 |
| Issue of shares under Share Option Plan | 2,872 | 14,410 | - | - | - | - | 17,282 | - | 17,282 |
| Capital reduction paid to shareholders of the Company | (27,538) | (22,030) | - | - | - | (165,229) | (214,797) | - | (214,797) |
| Capital reduction paid to minority shareholders of subsidiary | - | - | - | - | - | - | - | (98,882) | (98,882) |
| Share based payment | - | - | - | 1,096 | - | - | 1,096 | 297 | 1,393 |
| Dividend paid | - | - | - | - | - | (73,379) | (73,379) | (43,133) | (116,512) |
| At June 30, 2005 | 433,179 | 294,608 | 29,201 | 67,818 | 24,454 | 987,332 | 1,836,592 | 800,753 | 2,637,345 |

## 4b. Statements of Changes in Equity of the Company

| | Share Capital | Share Premium | Other Reserves | Accumulated Profits | Total |
|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 |
| **1Q06** | | | | | |
| At January 1, 2006 | 436,603 | 313,618 | 2,444 | 542,643 | 1,295,308 |
| Transfer to share capital (see note 4(c)) | 313,618 | (313,618) | - | - | - |
| Net gain recognised directly in equity | 313,618 | (313,618) | - | - | - |
| Profit for the period | - | - | - | 18,110 | 18,110 |
| Total gain / (loss) recognised for the period | 313,618 | (313,618) | - | 18,110 | 18,110 |
| Issue of shares under Share Option Plan | 8,380 | - | - | - | 8,380 |
| Share based payment | - | - | 154 | - | 154 |
| At March 31, 2006 | 758,601 | - | 2,598 | 560,753 | 1,321,952 |
| **2Q06** | | | | | |
| Profit for the period | - | - | - | 261,961 | 261,961 |
| Total gain recognised for the period | - | - | - | 261,961 | 261,961 |
| Issue of shares under Share Option Plan | 11,226 | - | - | - | 11,226 |
| Share based payment | | | 890 | - | 890 |
| Dividend paid | - | - | - | (91,344) | (91,344) |
| At June 30, 2006 | **769,827** | **-** | **3,488** | **731,370** | **1,504,685** |
| **1Q05** | | | | | |
| At January 1, 2005 | 456,623 | 296,628 | 528 | 744,987 | 1,498,766 |
| Profit for the period | - | - | - | 92,268 | 92,268 |
| Total gain recognised for the period | - | - | - | 92,268 | 92,268 |
| Issue of shares under Share Option Plan | 1,222 | 5,600 | - | - | 6,822 |
| Share based payment | - | - | 422 | - | 422 |
| At March 31, 2005 | 457,845 | 302,228 | 950 | 837,255 | 1,598,278 |
| **2Q05** | | | | | |
| Profit for the period | - | - | - | 49,186 | 49,186 |
| Total gain recognised for the period | - | - | - | 49,186 | 49,186 |
| Issue of shares under Share Option Plan | 2,872 | 14,410 | - | - | 17,282 |
| Share based payment | - | - | 175 | - | 175 |
| Capital reduction paid to shareholders of the Company | (27,538) | (22,030) | - | (165,229) | (214,797) |
| Dividend paid | - | - | - | (73,379) | (73,379) |
| At June 30, 2005 | **433,179** | **294,608** | **1,125** | **647,833** | **1,376,745** |

## 4c. Changes in the Company's share capital

Pursuant to the Companies (Amendment) Act 2005 effective from January 30, 2006, the concept of authorised share capital and par value has been abolished. Amount standing to the credit of share premium account is transferred to share capital as at that date.

During 2Q06, the Company issued 7,218,001 ordinary shares for cash upon the exercise of the options under the Company's Share Option Plan.

As at June 30, 2006, the Company's issued and paid up capital comprises 1,758,870,997 (June 30, 2005: 1,732,714,062) ordinary shares and there were 41,442,319 (June 30, 2005: 49,009,926) unissued ordinary shares under options granted to eligible employees and directors under the Company's Share Option Plan.

## 5. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2400.

## 6. AUDITORS' REPORT

Not applicable.

## 7. ACCOUNTING POLICIES

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2005.

## 8. CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting policies.

## 9. REVIEW OF GROUP PERFORMANCE

### Group Overview

For its continuing operations, the Group achieved turnover of $3.6 billion in 1H06. The Group's profit attributable to shareholders of the Company (PATMI) before exceptional items (EI) in 1H06 was $166.8 million compared to $113.0 million in 1H05, which represents a 48% growth.

The Group also generated strong Economic Value Added of $520.3 million due to strong operating performance by the Utilities and Marine businesses and the gain on disposal of subsidiaries.

### Turnover

| | 2Q06 | 2Q05 | Growth | | 1H06 | 1H05 | Growth | |
|---|---|---|---|---|---|---|---|---|
| | $'m | $'m | $'m | % | $'m | $'m | $'m | % |
| Utilities | 962 | 813 | 149 | 18 | 1,850 | 1,495 | 355 | 24 |
| Marine Engineering (Marine) | 1,039 | 467 | 572 | 123 | 1,535 | 908 | 627 | 69 |
| Environmental Engineering (Enviro) | 55 | 52 | 3 | 6 | 109 | 104 | 5 | 5 |
| Others / Corporate | 20 | 33 | (13) | (39) | 62 | 75 | (13) | (17) |
| | **2,076** | **1,365** | **711** | **52** | **3,556** | **2,582** | **974** | **38** |

Utilities and Marine together contributed to 95% of the Group's turnover of $3.6 billion in 1H06.

Utilities' turnover increased by 24% to $1.8 billion. Its Singapore and UK operations continued to do well as power prices continue to remain high. However, turnover in its offshore engineering unit declined with the completion of some of its projects.

Marine's turnover increased by 69% to $1.5 billion. This was mainly due to strong growth in its rig building business.

## 9. REVIEW OF GROUP PERFORMANCE (Cont'd)

### Profit attributable to shareholders of the Company ("PATMI")

| | 2Q06 | 2Q05 | Growth | | 1H06 | 1H05 | Growth | |
|---|---|---|---|---|---|---|---|---|
| | $'m | $'m | $'m | % | $'m | $'m | $'m | % |
| **Continuing operations** | | | | | | | | |
| Utilities | 47.4 | 36.2 | 11.2 | 31 | 92.7 | 70.8 | 21.9 | 31 |
| Marine Engineering (Marine) | 30.0 | 21.4 | 8.6 | 40 | 55.1 | 36.1 | 19.0 | 53 |
| Environmental Engineering (Enviro) | 3.2 | 3.3 | (0.1) | (3) | 7.1 | 7.3 | (0.2) | (1) |
| Others / Corporate | 10.6 | 3.8 | 6.8 | 179 | 11.9 | (1.2) | 13.1 | NM |
| | **91.2** | **64.7** | **26.5** | **41** | **166.8** | **113.0** | **53.8** | **48** |
| **Discontinued operations** | | | | | | | | |
| Logistics | - | 8.9 | (8.9) | NM | 7.9 | 18.2 | (10.3) | (56) |
| Engineering & Construction (E&C) | (0.4) | (0.7) | 0.3 | 45 | (0.3) | 0.6 | (0.9) | NM |
| | **(0.4)** | **8.2** | **(8.6)** | **NM** | **7.6** | **18.8** | **(11.1)** | **(60)** |
| **PATMI before exceptional items** | **90.8** | **72.9** | **17.9** | **25** | **174.4** | **131.8** | **42.6** | **32** |
| Exceptional items (EI) | (4.9) | 1.4 | (6.3) | NM | 393.5 | 15.0 | 378.5 | 2523 |
| **PATMI** | **86.0** | **74.4** | **11.6** | **16** | **567.9** | **146.8** | **421.1** | **287** |

*Note: NM = Not meaningful*

The Group's PATMI from its continuing operations in 1H06 rose by 48% to $166.8 million. The strong growth was mainly contributed by its Utilities and Marine business units.

Utilities' PATMI in 1H06 was higher by 31% over 1H05. The turnaround of its offshore engineering unit contributed to Utilities' growth.

The increase in Group's share of PATMI from its Marine business unit was due to better operating margins from its rig building and ship repair businesses; and higher contribution from its associated companies and joint venture.

The improvement in Others / Corporate PATMI in 2Q06 was mainly attributed to higher dividend income received from its investments. There was also a one-off impairment on a property included in 2Q05. In addition, 2Q05 and 1H05 also included professional fees incurred in respect of Solitaire legal case.

The Group also recorded EI gain of $393.5 million for 1H06. EI comprised the net gain on disposal of subsidiaries, offset by an additional charge arising from the final settlement on the Solitaire legal case. EI in 2Q06 comprised of the net loss on disposal of subsidiaries.

## 9. REVIEW OF GROUP PERFORMANCE (Cont'd)

### Discontinued Operations

Discontinued Operations are the Group's interest in the logistics business and engineering and construction business.

On April 3, 2006, the Group completed the sale of its entire 60.01% stake in SembCorp Logistics Ltd (SembLog). The gain on the sale of SembLog has been recognised in the Group's 1Q06 results. On June 2, 2006, the Group announced its sale of SembCorp Engineers and Constructors Pte Ltd (SembE&C). The amount received on completion of the sale is subject to adjustment to be made, based on the audited NTA of E&C as at May 31, 2006. The adjustment will be capped at a maximum of $3 million. These adjustments have yet to be agreed by both parties and hence have not been included in the Group's 2Q06 results. The loss (without the adjustments) on the sale of E&C has been recognised in the Group's 2Q06 results. These divestments are in line with the Group's aim to sharpen its strategic focus on a smaller stable of core businesses.

The analysis of the results of the discontinued operations are as follows:

| | 2Q06<br>$'000 | 2Q05<br>$'000 | 1H06<br>$'000 | 1H05<br>$'000 |
|---|---|---|---|---|
| Turnover | 245,785 | 320,450 | 621,250 | 957,963 |
| Cost of sales | (238,983) | (284,261) | (578,239) | (882,518) |
| Gross profit | 6,802 | 36,189 | 43,011 | 75,445 |
| General & administrative expenses | (7,375) | (25,653) | (33,611) | (51,475) |
| Non-operating income (net) | 145 | 8,147 | 1,876 | 19,987 |
| Finance costs | (88) | (634) | (484) | (2,042) |
| Share of results of: | | | | |
| - Associates | (7) | 4,046 | 4,192 | 7,105 |
| - Joint ventures | - | (305) | 2,486 | 2,809 |
| **(Loss) / Profit before taxation** | **(523)** | **21,790** | **17,470** | **51,829** |
| Income tax expense | 172 | (5,485) | (3,224) | (9,371) |
| **(Loss) / Profit after taxation before gain / (loss) on sale of discontinued operations [1]** | **(351)** | **16,305** | **14,246** | **42,458** |
| (Loss) / Gain on sale of discontinued operations [2] | (22,842) | - | 440,474 | - |
| **(Loss) / profit after taxation** | **(23,193)** | **16,305** | **454,720** | **42,458** |

| | 2Q06<br>$'000 | 2Q05<br>$'000 | 1H06<br>$'000 | 1H05<br>$'000 |
|---|---|---|---|---|
| **(1) (Loss) / profit after taxation before gain on sale of discontinued operations** | | | | |
| Logistics | - | 17,090 | 14,487 | 42,073 |
| Engineering & Construction | (351) | (785) | (241) | 385 |
| Total | (351) | 16,305 | 14,246 | 42,458 |
| **(2) Gain / (loss) on sale of discontinued operations*** | | | | |
| Logistics | - | - | 463,316 | - |
| Engineering & Construction | (22,842) | - | (22,842) | - |
| Total | (22,842) | - | 440,474 | - |

* Amount disclosed as part of exceptional items (see Note 1(b))

The impact of the discontinued operations on the consolidated cash flow of the Group are as follows:

| | 2Q06<br>$'000 | 2Q05<br>$'000 | 1H06<br>$'000 | 1H05<br>$'000 |
|---|---|---|---|---|
| Operating cash flows | (50,908) | (18,803) | 40,102 | 30,020 |
| Investing cash flows | (2,612) | 92,463 | (2,970) | 107,578 |
| Financing cash flows | 2,225 | (119,951) | (16,812) | (549,757) |
| **Net cash flow from discontinued operations** | **(51,295)** | **(46,291)** | **20,320** | **(412,159)** |

## 10. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

## 11 (A) SUBSEQUENT EVENTS

(a) On July 5, 2006, a subsidiary, SembCorp Utilities Pte Ltd (SembUtilities) entered into a joint venture with Abu Dhabi Water and Electricity Authority (ADWEA) to acquire the Fujairah-based Independent Water and Power Plant (IWPP). The joint venture company will be 60% owned by ADWEA and 40% owned by SembUtilities. The total project cost is estimated to be US$1,726 million. The financial close of the project is expected to be in October 2006.

(b) On July 6, 2006, a subsidiary, SembCorp Environmental Management Pte Ltd(SembEnviro) entered into a joint venture with K K Asia Pte Ltd, to take up a 90% stake in a new JV company, SembEnviro KK Asia. The JV is involved in the recovery of recycled plastic resins from waste plastics and the sale of these resin pellets to manufacturers throughout the region. SembEnviro's share of investment cost in the JV is $3.4 million.

(c) On July 11, 2006, a subsidiary, Sembawang Corporation Ltd (Sembawang) received confirmation from the Inland Revenue Authority of Singapore that the compensation and related legal costs incurred in relation to the Solitaire arbitration are trade losses of Sembawang. Accordingly, these losses will be available for transfer within the SembCorp Industries Group under the group tax relief system and/or carry forward for offset against future taxable profits of Sembawang, subject to compliance with the respective provisions under the Singapore Income Tax Act.

(d) On July 13, 2006, the subsidiaries, SembUtilities and Sembawang, entered into conditional Sale & Purchase Agreements for the sale of the shares of SMOE Group and Sembawang Bethlehem Pte Ltd (SemBeth) to SembCorp Marine Ltd (SembMarine) and its wholly owned subsidiary Sembawang Shipyard Pte Ltd respectively for a total cash consideration of approximately $66.75 million. The transactions are subject to the approval of SembMarine's minority shareholders to be secured at an Extraordinary General Meeting to be convened.

## 11 (B) PROSPECTS

Utilities
Underpinned by long-term contracts, its Singapore operations will continue to generate stable earnings. UK operations are expected to perform better than 2005 due to high UK energy prices and favourable supply contracts secured until end 2007 / early 2008. Our operation in Vietnam is expected to continue to perform well. Our China projects are still in the early phase and one of them is expected to face challenges due to the shortage of natural gas in Shanghai. Offshore engineering unit has turnaround and started contributing positively this year.

Overall, Utilities is expected to achieve stable operating profits in 2006 compared to 2005.

Marine
New orders secured in 1H06 was $1.9 billion and total net order book as at June 30, 2006, excluding ship repair, stands at $6.0 billion with completion and deliveries till 2009.

Ship repair demand remains strong especially in the specialised market of LNG/LPG gas tankers, container vessels and rig repairs. Market fundamentals for Floating Production Storage Offloading (FPSO) vessels and Floating Storage Offloading (FSO) vessels continue to strengthen, driven by high oil prices and increase in worldwide exploration and production activities. Fundamentals for the rig building sector remain strong attributable to high utilisation levels worldwide, unprecedented high charter rates as well as an aging rig fleet.

Marine's overall performance for 2006 is expected to be stronger than 2005.

Enviro
Enviro has successfully entered into the waste-to-resource market through the acquisition of Jiangsu SembCorp Chunxing Alloy and SembEnviro KK Asia and will focus on high value-added waste-to-resource and pre-disposal treatment business for sustainable earnings and growth. Local municipal waste collection sector is expected to be highly competitive. Overall, Enviro is expected to perform better than 2005.

SCI Group
With the exceptional gains recorded to-date, the Group's overall performance for 2006 is expected to be substantially better than that of 2005.

*This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.*

## 12. DIVIDEND / CAPITAL DISTRIBUTION

Dividend
No interim dividend for the period ended June 30, 2006 is recommended.

Capital Reduction and Cash Distribution
Arising from the disposal of Logistics, the Board of Directors proposed a capital reduction involving a cash distribution of 15 cents per share in cash, without deduction for tax out of the Company's share capital account. The capital reduction and cash distribution was approved by the shareholders at an Extraordinary General Meeting held on July 7, 2006. The books closure date for the capital reduction is August 8, 2006. The cash distribution will be paid on August 22, 2006.

## 13. SEGMENTAL REPORTING

### 1H06

(i) Business segments

| | Continuing operations | | | | | | Discontinued operations | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Utilities | Marine | Enviro | Others / Corporate | Elimi-nation | Sub-total | Logistics | E&C | Sub-total | Elimi-nation | Total operations |
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Turnover** | | | | | | | | | | | |
| External sales | 1,849,598 | 1,534,919 | 109,386 | 62,576 | - | 3,556,479 | 133,250 | 488,000 | 621,250 | - | 4,177,729 |
| Inter-segment sales | 19,723 | 5,395 | 988 | 10,963 | (37,069) | - | 150 | 48 | 198 | (198) | - |
| **Total** | 1,869,321 | 1,540,314 | 110,374 | 73,539 | (37,069) | 3,556,479 | 133,400 | 488,048 | 621,448 | (198) | 4,177,729 |
| **Results** | | | | | | | | | | | |
| Segment results | 139,248 | 104,939 | 2,394 | 403,398 | - | 649,979 | 8,796 | (102) | 8,694 | - | 658,673 |
| Interest income | 5,506 | 9,863 | 168 | 12,911 | (11,820) | 16,628 | 2,270 | 671 | 2,941 | (359) | 19,210 |
| Interest expense | (21,914) | (3,204) | (549) | (10,675) | 11,820 | (24,522) | (108) | (735) | (843) | 359 | (25,006) |
| | 122,840 | 111,598 | 2,013 | 405,634 | - | 642,085 | 10,958 | (166) | 10,792 | - | 652,877 |
| Share of results of associates | - | 11,232 | 5,152 | 3,272 | - | 19,656 | 4,199 | (7) | 4,192 | - | 23,848 |
| Share of results of joint ventures | 10,582 | 1,664 | 188 | 2,876 | - | 15,310 | 2,486 | - | 2,486 | - | 17,796 |
| | 133,422 | 124,494 | 7,353 | 411,782 | - | 677,051 | 17,643 | (173) | 17,470 | - | 694,521 |
| Taxation | (33,950) | (21,706) | (82) | (5,817) | - | (61,555) | (3,156) | (68) | (3,224) | - | (64,779) |
| Minority interest | (6,733) | (42,223) | (126) | (6,211) | - | (55,293) | (6,546) | (20) | (6,566) | - | (61,859) |
| Net profit / (loss) for the period | 92,739 | 60,565 | 7,145 | 399,754 | - | 560,203 | 7,941 | (261) | 7,680 | - | 567,883 |
| Comprising: | | | | | | | | | | | |
| Net profit / (loss) before exceptional items | 92,739 | 55,102 | 7,145 | 11,767 | - | 166,753 | 7,941 | (261) | 7,680 | - | 174,433 |
| Exceptional items | - | 5,463 | - | 387,987 * | - | 393,450 | - | - | - | - | 393,450 |
| | 92,739 | 60,565 | 7,145 | 399,754 | - | 560,203 | 7,941 | (261) | 7,680 | - | 567,883 |

* Included net gain on disposal of Logistics and E&C. See note 9 for details on net gain on sale of discontinued operations.

| | Utilities | Marine | Enviro | Others / Corporate | Elimi-nation | Sub-total | Logistics | E&C | Sub-total | Elimi-nation | Total operations |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | | |
| Segment assets | 2,870,952 | 2,453,219 | 159,054 | 1,074,051 | (497,903) | 6,059,373 | - | - | - | - | 6,059,373 |
| Investment in associates | - | 112,162 | 57,602 | 270,545 | - | 440,309 | - | - | - | - | 440,309 |
| Investment in joint ventures | 148,668 | 20,621 | 17,519 | 63,913 | - | 250,721 | - | - | - | - | 250,721 |
| Tax assets | 23,785 | 3,056 | 5,404 | 86,570 | - | 118,815 | - | - | - | - | 118,815 |
| **Total assets** | 3,043,405 | 2,589,058 | 239,579 | 1,495,079 | (497,903) | 6,869,218 | - | - | - | - | 6,869,218 |
| **Liabilities** | | | | | | | | | | | |
| Segment liabilities | 1,932,636 | 1,338,966 | 72,695 | 599,814 | (497,903) | 3,446,208 | - | - | - | - | 3,446,208 |
| Tax liabilities | 175,427 | 112,123 | 4,818 | 46,711 | - | 339,079 | - | - | - | - | 339,079 |
| **Total liabilities** | 2,108,063 | 1,451,089 | 77,513 | 646,525 | (497,903) | 3,785,287 | - | - | - | - | 3,785,287 |
| **Capital expenditure** | 127,524 | 57,038 | 6,515 | 3,229 | - | 194,306 | 3,798 | 1,192 | 4,990 | - | 199,296 |
| **Significant non-cash items** | | | | | | | | | | | |
| Depreciation and amortisation | 46,096 | 22,781 | 4,226 | 10,194 | - | 83,297 | 3,228 | 2,490 | 5,718 | - | 89,015 |
| Other non-cash items (including provisions, loss on disposal and exchange differences) | 5,216 | 13,791 | 920 | 110,053 | - | 129,980 | 836 | 6,247 | 7,083 | - | 137,063 |

(ii) Geographical segments

| | Revenue | | Segment Assets | | Total Assets | | Capital Expenditure | |
|---|---|---|---|---|---|---|---|---|
| | $'000 | % | $'000 | % | $'000 | % | $'000 | % |
| Singapore | 1,810,573 | 43 | 4,955,852 | 82 | 5,091,452 | 74 | 114,956 | 58 |
| Rest of Asia | 408,941 | 10 | 332,965 | 5 | 932,379 | 13 | 18,776 | 9 |
| Europe | 1,129,329 | 27 | 718,462 | 12 | 731,178 | 11 | 59,848 | 30 |
| Others | 207,438 | 5 | 52,094 | 1 | 114,209 | 2 | 726 | 0 |
| Discontinued operations | 621,448 | 15 | - | - | - | - | 4,990 | 3 |
| **Total** | 4,177,729 | 100 | 6,059,373 | 100 | 6,869,218 | 100 | 199,296 | 100 |

## 13. SEGMENTAL REPORTING (Cont'd)

### 1H05

| (i) Business segments | Continuing operations | | | | | | Discontinued operations | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Utilities | Marine | Enviro | Others / Corporate | Elimi-nation | Sub-total | Logistics | E&C | Sub-total | Elimi-nation | Total operations |
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Turnover** | | | | | | | | | | | |
| External sales | 1,495,398 | 907,810 | 104,131 | 75,300 | - | 2,582,639 | 268,668 | 689,105 | 957,773 | - | 3,540,412 |
| Inter-segment sales | 8,960 | 10,279 | 858 | 22,158 | (42,255) | - | 165 | 25 | 190 | (190) | - |
| **Total** | **1,504,358** | **918,089** | **104,989** | **97,458** | **(42,255)** | **2,582,639** | **268,833** | **689,130** | **957,963** | **(190)** | **3,540,412** |
| **Results** | | | | | | | | | | | |
| Segment results | 125,355 | 56,179 | 3,172 | 6,115 | - | 190,821 | 37,257 | 878 | 38,135 | - | 228,956 |
| Interest income | 2,617 | 7,639 | 32 | 11,726 | (11,852) | 10,162 | 5,148 | 674 | 5,822 | (493) | 15,491 |
| Interest expense | (26,701) | (2,318) | (571) | (13,327) | 11,852 | (31,065) | (1,848) | (194) | (2,042) | 493 | (32,614) |
| | **101,271** | **61,500** | **2,633** | **4,514** | **-** | **169,918** | **40,557** | **1,358** | **41,915** | **-** | **211,833** |
| Share of results of associates | 713 | 11,048 | 5,011 | 2,521 | - | 19,293 | 7,403 | (298) | 7,105 | - | 26,398 |
| Share of results of joint ventures | 9,482 | 23 | - | 3,340 | - | 12,845 | 2,809 | - | 2,809 | - | 15,654 |
| | **111,466** | **72,571** | **7,644** | **10,375** | **-** | **202,056** | **50,769** | **1,060** | **51,829** | **-** | **253,885** |
| Taxation | (24,704) | (13,789) | (132) | (4,074) | - | (42,699) | (8,696) | (675) | (9,371) | - | (52,070) |
| Minority interests | (7,112) | (22,650) | (262) | (6,065) | - | (36,089) | (19,217) | 187 | (19,030) | - | (55,119) |
| *Net profit for the period* | *79,650* | *36,132* | *7,250* | *236* | *-* | *123,268* | *22,856* | *572* | *23,428* | *-* | *146,696* |
| Comprising: | | | | | | | | | | | |
| Net profit / (loss) before exceptional items | 70,787 | 36,132 | 7,250 | (1,212) | - | 112,957 | 18,179 | 572 | 18,751 | - | 131,708 |
| Exceptional items | 8,863 | - | - | 1,448 | - | 10,311 | 4,677 | - | 4,677 | - | 14,988 |
| | 79,650 | 36,132 | 7,250 | 236 | - | 123,268 | 22,856 | 572 | 23,428 | - | 146,696 |
| **Assets** | | | | | | | | | | | |
| Segment assets | 2,492,094 | 2,032,369 | 160,067 | 1,285,155 | (601,003) | 5,368,682 | 594,794 | 573,698 | 1,168,492 | (21,419) | 6,515,755 |
| Investment in associates | - | 101,063 | 64,525 | 51,348 | - | 216,936 | 77,644 | 4,810 | 82,454 | - | 299,390 |
| Investment in joint ventures | 145,895 | 9,494 | - | 187,029 | - | 342,418 | 65,641 | - | 65,641 | - | 408,059 |
| Tax assets | 17,213 | 1,588 | 4,861 | 79,479 | - | 103,141 | 8,019 | 14,058 | 22,077 | - | 125,218 |
| **Total assets** | **2,655,202** | **2,144,514** | **229,453** | **1,603,011** | **(601,003)** | **6,031,177** | **746,098** | **592,566** | **1,338,664** | **(21,419)** | **7,348,422** |
| **Liabilities** | | | | | | | | | | | |
| Segment liabilities | 1,785,431 | 970,338 | 61,287 | 1,504,524 | (601,003) | 3,720,577 | 203,671 | 524,984 | 728,655 | (21,419) | 4,427,813 |
| Tax liabilities | 118,803 | 77,038 | 5,342 | 49,338 | - | 250,521 | 13,071 | 5,952 | 19,023 | - | 269,544 |
| **Total liabilities** | **1,904,234** | **1,047,376** | **66,629** | **1,553,862** | **(601,003)** | **3,971,098** | **216,742** | **530,936** | **747,678** | **(21,419)** | **4,697,357** |
| **Capital expenditure** | 82,500 | 53,855 | 2,238 | 10,026 | - | **148,619** | 7,480 | 5,859 | **13,339** | - | **161,958** |
| **Significant non-cash items** | | | | | | | | | | | |
| Depreciation and amortisation | 44,588 | 17,445 | 4,343 | 11,794 | - | **78,170** | 6,610 | 7,908 | **14,518** | - | **92,688** |
| Other non-cash items (including provisions, loss on disposal and exchange differences) | 10,798 | 3,998 | 921 | 8,329 | - | **24,046** | 1,205 | 5,752 | **6,957** | - | **31,003** |

*(ii)* **Geographical segments**

| | Revenue | | Segment Assets | | Total Assets | | Capital Expenditure | |
|---|---|---|---|---|---|---|---|---|
| | $'000 | % | $'000 | % | $'000 | % | $'000 | % |
| Singapore | 1,238,661 | 35 | 4,151,300 | 64 | 4,260,396 | 58 | 69,738 | 43 |
| Rest of Asia | 235,747 | 7 | 596,851 | 9 | 1,058,692 | 15 | 11,464 | 7 |
| Europe | 896,890 | 25 | 598,991 | 9 | 608,123 | 8 | 67,417 | 42 |
| Others | 211,341 | 6 | 121 | 0 | 82,547 | 2 | - | - |
| Discontinued operations | 957,773 | 27 | 1,168,492 | 18 | 1,338,664 | 18 | 13,339 | 8 |
| **Total** | 3,540,412 | 100 | 6,515,755 | 100 | 7,348,422 | 100 | 161,958 | 100 |

**Notes To Segmental Analysis**

13a. Business Segments

The Group comprises the following main business segments:

Utilities segment offers a range of fully integrated industrial site services, including power, gas, centralised utilities to clusters of chemical multinational corporations in Singapore and United Kingdom. It also invests in, manages and operates cogeneration, power and water treatment plants in Singapore and in the region. It is also involved in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies.

Marine Engineering segment focuses on repair, building and conversion of ships, rig construction and offshore engineering.

Environmental Engineering segment provides integrated waste management services in the Asia Pacific region.

Others / Corporate segment comprises businesses relating to minting, hotels, properties, resorts and industrial parks; and the corporate company.

The Group disposed its businesses in SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd in April 2006 and June 2006 respectively. Logistics segment provided one-stop logistics management services, parts and components management, automated warehouse operations, preservation and packaging technologies and hazardous goods management. Engineering and Construction segment was engaged in turnkey construction, design consultancy, infrastructure development and project management.

13b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

13c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

## 14. INTERESTED PERSON TRANSACTIONS

| | Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) | |
|---|---|---|
| | **2Q06** | **1H06** |
| | **$'000** | **$'000** |
| **Sale of Goods and Services** | | |
| Temasek Holdings (Private) Limited and its Associates | | |
| - Tuas Power Ltd/PowerSeraya Limited[1] | 140,642 | 268,968 |
| - Temasek Capital (Private) Limited and its Associates | 1,407 | 2,794 |
| - MediaCorp Pte Ltd and its Associates | 1,361 | 2,671 |
| - Singapore Technologies Telemedia Pte Ltd and its Associates | 854 | 1,652 |
| - PSA International Pte Ltd and its Associates | 612 | 1,235 |
| - Wildlife Reserves Singapore Pte Ltd and its Associates | 372 | 733 |
| - Singapore Power Ltd and its Associates | 199 | 385 |
| - National University Hospital (S) Pte Ltd and its Associates | 112 | 244 |
| | 145,559 | 278,682 |
| Singapore Petroleum Co Ltd and its Associates | 17,204 | 27,201 |
| Singapore Airlines Limited and its Associates | 6,650 | 7,820 |
| Starhub Ltd and its Associates | 814 | 1,557 |
| SIA Engineering Company Limited and its Associates | 635 | 635 |
| Singapore Food Industries Ltd and its Associates | 245 | 503 |
| SNP Corporation Ltd and its Associates | 161 | 322 |
| | 171,268 | 316,720 |
| **Purchases of Goods and Services** | | |
| Temasek Holdings (Private) Limited and its Associates | | |
| - Temasek Capital (Private) Limited and its Associates[2] | 150,124 | 285,110 |
| - Singapore Power Ltd and its Associates | 907 | 1,810 |
| | 151,031 | 286,920 |
| **Treasury** | | |
| **Placement of funds** | | |
| Singapore Technologies Pte Ltd and its Associates | 11,023 | 11,023 |
| **Total Interested Person Transactions** | **333,322** | **614,663** |

**Note**

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by SembCorp Cogen Pte Ltd from SembCorp Gas Pte Ltd for the generation of electricity.

There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2006 to June 30, 2006.

**BY ORDER OF THE BOARD**

**Kwong Sook May (Ms)**
**Company Secretary**
August 7, 2006

**SEMBCORP INDUSTRIES LTD**

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

**ANNOUNCEMENT**

**PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION**

With reference to the Circular to Shareholders dated 15 June 2006 and further to the announcement dated 14 July 2006, the Board of Directors of SembCorp Industries Ltd ("**SCI**" or the "**Company**") wishes to announce that it has lodged an Order of Court and other documents as prescribed under the Companies Act, Chapter 50, with the Registrar of Companies and Businesses today, in relation to the capital reduction and cash distribution to Shareholders, and that the special resolution for the capital reduction and cash distribution to Shareholders that was passed at the Extraordinary General Meeting of SCI on 7 July 2006 has taken effect from today. Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the Circular to Shareholders.

By Order of the Board

KWONG SOOK MAY
Company Secretary

Dated: 8 August 2006